SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Rayovac Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

755081 10 6

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755081 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THL Investment Management Corp. 04-2976561

2.	Check the Appropriate Box if a Member of a Group (See Instructions)*
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0- shares

	6.	Shared Voting Power 6,668 shares

	7.	Sole Dispositive Power -0- shares

	8.	Shared Dispositive Power 6,668 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,668 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) Less than one percent (1%)

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Rayovac Corporation
	(b)	Address of Issuer's Principal Executive Offices 601 Rayovac Drive Madison, WI 53711-2497

Item 2.
	(a)	Name of Person Filing THL Investment Management Corp.
	(b)	Address of Principal Business Office or, if none, Residence c/o Thomas H. Lee Partners, L.P. 75 State Street Boston, MA 02109
	(c)	Citizenship Massachusetts
	(d)	Title of Class of Securities Common Stock, $0.01 par value per share
	(e)	CUSIP Number 755081 10 6

Item 3.	If this statement is filed pursuant to Rule.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
– Not Applicable –
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 6,668 shares
(b) Percent of class: Less than one percent (1%)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0- shares
(ii) Shared power to vote or to direct the vote 6,668 shares
(iii) Sole power to dispose or to direct the disposition of -0- shares
(iv) Shared power to dispose or to direct the disposition of 6,668 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
– Not Applicable –

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
– Not Applicable –

Item 8.	Identification and Classification of Members of the Group
– Not Applicable –

Item 9.	Notice of Dissolution of Group
– Not Applicable –

Item 10.	Certification
– Not Applicable –

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003	THE INVESTMENT MANAGEMENT CORP.

/s/ Thomas H. Lee
Signature

Thomas H. Lee/Chief Executive Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)